                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                _______________

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 9)

                           US Facilities Corporation
                           -------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   911822 10 4
                     --------------------------------------
                                 (CUSIP Number)

                                Frank P. Willey
                                   President

                       Fidelity National Financial, Inc.
                            17911 Von Karman Avenue
                                   Suite 300
                           Irvine, California  92714
                              Tel. (714) 622-5000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copies to:

                            Lawrence Lederman, Esq.
                            Michael W. Goroff, Esq.
                        Milbank, Tweed, Hadley & McCloy
                           One Chase Manhattan Plaza
                           New York, New York  10005
                              Tel.  (212) 530-5000

                               September 15, 1995
                               -----------------
            (Date of Event Which Requires Filing of this Statement)

                 If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                 Check the following box if a fee is being paid with the statement / /.




                              Page 1 of 4 Pages

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                                  SCHEDULE 13D

CUSIP NO.:  911822 10 4

(1)      NAME OF REPORTING PERSON:

         Fidelity National Financial, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         IRS No. 86-0498599

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)              [ ]

         (b)              [ ]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)     SOLE VOTING POWER:  268,950

         (8)     SHARED VOTING POWER:

         (9)     SOLE DISPOSITIVE POWER:  268,950

         (10)    SHARED DISPOSITIVE POWER:

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  268,950

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.8%

(14)     TYPE OF REPORTING PERSON:  CO



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                 This Amendment No. 9 amends the restated statement on
Schedule 13D filed with the Securities and Exchange Commission on September 8, 1995 (the "Schedule 13D"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of US Facilities Corporation (the "Company"), with its principal executive offices located at 650 Town Center Drive, Suite 1600, Costa Mesa, California 92626. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 130.

                 This Statement is being filed by Fidelity National Financial, Inc., a Delaware corporation ("Fidelity").

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 Item 5 of the Schedule 13D is hereby amended to add the following:

                 As of the close of business on September 15, 1995, Fidelity was the beneficial owner of 268,950 shares, which constitute in the aggregate 4.8% of the outstanding shares of Common Stock (based on 5,623,098 shares of Common Stock outstanding as of August 9, 1995, as disclosed in the Company's quarterly report on Form 10-Q for the quarterly period ended June 30, 1995).

                 Fidelity has effected the following transactions in the Common Stock during the past 60 days:


                DATE            NO. OF SHARES SOLD      PRICE PER SHARE
                ----            ------------------      ---------------

                09/15/95               50,000               $18.50
                09/15/95              232,500                18.625


Such transactions were effected by Fidelity in the open market on the NASDAQ National Market System.

                 On September 15, 1995, Fidelity ceased to be the beneficial owner of more than five percent of the Common Stock.


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                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 18, 1995


                                        By: /s/ Andrew F. Puzder
                                            -------------------------------
                                            Name:  Andrew F. Puzder
                                            Title: Executive Vice President
                                                   and General Counsel


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